February 10, 2015

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Ajax Corp.
Registration Statement on Form S-11 File No. 333-201369 (the “Registration Statement”)
Form 8-A (File No. 001-36844)

ACCELERATION REQUEST
REQUESTED DATE:	February 12, 2015
REQUESTED TIME:	4:00 p.m., EASTERN TIME OR AS SOON THEREAFTER AS PRACTICABLE

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Great Ajax Corp. (the “Company”) requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above. In connection with the acceleration request for the Registration Statement, the Company hereby requests that the above referenced Form 8-A (File No. 001-36844) also be declared effective at the “Requested Date” and “Requested Time” set forth above. The Company hereby authorizes Anna Pinedo, counsel for the Company, to make such requests on our behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

Great Ajax Corp.

By:	/s/ Lawrence Mendelsohn
	Name:	Lawrence Mendelsohn
	Title:	Chairman and Chief Executive Officer

cc:	Anne T. Pinedo
Morrison & Foerster LLP